FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2007

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                           HSBC TRINKAUS & BURKHARDT
                            FIRST QUARTER 07 RESULTS

- Profit after tax up 29.3 per cent to EUR41.5 million.
- Net interest income up 33.1 per cent to EUR20.5 million.
- Net fees and commissions up 22.4 per cent to EUR89.2 million.
- Cost:income ratio improved to 57.2 per cent.

HSBC Trinkaus & Burkhardt first quarter 2007 results were up strongly compared to the first quarter of 2006. Operating profit increased 17.8 per cent, from EUR52.2 million to EUR61.5 million compared to the first three months of last year. Profit after tax was up 29.3 per cent from EUR32.1 million to EUR41.5 million compared to the first quarter of 2006.

All business segments increased their earnings contributions significantly year-on-year. The institutional client business made the largest earnings contribution, driven by performance in the fixed income and asset management products businesses. The private banking business increased its earnings contribution significantly due to the net inflow of customer assets under management and the associated expansion of the securities business. The corporate banking business benefited from strong growth in the deposits business as well as from improving M&A and IPO business activity. The trading segment saw performance improve in money market and foreign exchange trading and also in the equities and equity derivatives business.

Net interest income was up 33.1 per cent from EUR15.4 million to EUR20.5 million compared to first quarter 2006, driven by growth in both deposit volumes and loans and advances to customers.

Net provisioning recoveries of EUR0.4 million were primarily due to a reduction in loan impairment charges, as historical default rates in the lending business declined further. The bank continues to be cautious in the assessment of new loan commitments, and is focused on effective risk management with respect to existing lending relationships, against the backdrop of a favourable credit environment.

The bank recorded a strong increase in net fees and commissions, the bank's most important profit contributor, up 22.4 per cent from EUR72.9 million in the first quarter of 2006 to EUR89.2 million. Net fees and commissions from the securities business provided the highest contribution driven by higher income from customer transactions. The contribution from the issuing and structuring business increased significantly due mainly to the successful placement of a structured participatory rights issue on behalf of H.E.A.T Mezzanine 2007.

Trading profit increased 2.2 per cent in the first three months of 2007 from EUR36.7 million to EUR37.5 million compared to the first quarter 2006. The equities and equity/index derivatives business remains the largest earnings component and continued to make a substantial earnings contribution with the issue of retail products under the HSBC Trinkaus Investment Products brand (www.hsbc-tip.de). The interest-related trading segments reported a slight increase in profits while the contribution from foreign currency trading was more than double the prior year comparable quarter result.

Administrative expenses were up 18.6 per cent to EUR88.6 million compared with the first quarter 2006, primarily due to the increase in both the number of employees and higher performance-related remuneration. The rise in other administrative expenses is the result, among other things, of higher fees for consultancy services in the IT segment.

The cost:income ratio improved to 57.2 per cent compared with 57.5 per cent in the first quarter the previous year, well below the upper limit of the 65 to 70 per cent target set by the bank.

The Management Board is optimistic for 2007 as the further development of our customer businesses is steadily broadening the revenue base. The strong contribution from net fees and commissions remains highly dependent on capital markets performance. In addition, the base level for the current financial year is very high as a result of the successes in recent years in which double-digit growth rates in the operating result were generated. Nevertheless, the Management Board is pursuing the goal of increasing operating profit in 2007.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  15 May, 2007